DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
5/24/06

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

156,000

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

156,000
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

156,000

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.27%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Common Stock of RMR Hospitality & Real Estate Fund ("RHR").The principal executive offices of RHR are located at 400 Centre Street, Newton, MA 02458.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors General Partnership (?BIGP?), 60 Heritage Drive, Pleasantville, NY 10570. BIGP is a general partnership whose business is to make investments and to take actions deemed necessary to increase the value of its investments. The managing general partner of BIGP is Kimball and Winthrop, Inc., 60 Heritage Drive, Pleasantville, NY 10570. Phillip Goldstein is President of Kimball and Winthrop, Inc.

During the past 5 years none of the above has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Phillip Goldstein is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the issuer have been accumulated with funds from BIGP.

ITEM 4. PURPOSE OF TRANSACTION
BIGP believes the issuer?s stock is undervalued in relation to its intrinsic value and intends to communicate with management with the object of eliminating the discount to net asset value.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the DEF14A filed on 2/24/2006 there were 2,485,000 shares of RHR outstanding as of 2/10/06. The percentage set forth in item 5 was derived using such number.

BIGP beneficially own an aggregate of 156,000 shares of RHR or 6.27% of the outstanding shares.

Power to dispose and vote securities lies solely with BIGP.

  c) During the past 60 days the following shares of RHR were purchased (there were no sales):


4/4/2006	BUY	8,000	19.9
4/4/2006	BUY	5000	19.91
4/4/2006	BUY	2,000	19.9
4/17/2006	BUY	3,000	18.92
4/17/2006	BUY	2,000	18.92
5/16/2006	BUY	20,400	18.8
5/16/2006	BUY	8600	18.8
5/17/2006	BUY	4,600	18.5
5/16/2006	BUY	22,000	18.75
5/16/2006	BUY	3,000	18.75
5/17/2006	BUY	1,150	18.5
5/17/2006	BUY	850	18.5
5/16/2006	BUY	4,000	18.75
 5/17/06	BUY	10000	18.6
5/18/2006	BUY	100	18.5
5/19/2006	BUY	6,000	18.5
5/23/2006	BUY	15,000	18.56
5/23/2006	BUY	6,000	18.56
5/23/2006	BUY	2,300	18.56
5/23/2006	BUY	2000	18.55
5/23/2006	BUY	3,500	18.56
 5/23/06	BUY	3800	18.55
 5/23/06	BUY	3100	18.6
 5/23/06	BUY	1900	18.59
5/24/2006	BUY	2,000	18.5
5/24/2006	BUY	5,300	18.5
5/24/2006	BUY	1,500	18.5
5/24/2006	BUY	2,000	18.5
5/24/2006	BUY	1,000	18.5
6/1/2006	BUY	1,300	18.8









d)	BIGP is entitled to receive any dividends
 or sales
       proceeds.

  e)   NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 6/2/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP